Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 19, 2022

VIA EDGAR TRANSMISSION

Mr. Matthew Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Subversive Decarbonization ETF S000077930
Subversive Food Security ETF S000077931
Subversive Mental Health ETF S000077932

Dear Mr. Williams:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on September 28, 2022 and December 19, 2022 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 142 to its registration statement. PEA No. 142 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on August 12, 2022 for the purpose of registering three new series of the Trust: the Subversive Decarbonization ETF (the “Decarbonization Fund”), the Subversive Food Security ETF (the “Food Security Fund”), and the Subversive Mental Health ETF (the “Mental Health Fund”) (each a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 142.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

The Trust's responses to your comments are as follows:

Decarbonization Fund Prospectus – Summary Section – Principal Investment Strategies

1.Staff Comment: The Staff notes that the initial response defined “Decarbonization Companies” using an objective test of “at least 35% of its assets in the tools, technology, infrastructure, or raw materials that support decarbonization efforts (and companies whose announced future capital expenditures are anticipated to result in that company’s assets meeting that same test), or that each invests at least 35% of capital expenditures (either currently or announced future capital expenditures) in the tools, technology, infrastructure, or raw materials that support the decarbonization of the current global energy supply chain.” Please consider revising the objective test to reflect a 50% threshold rather than a 35% threshold.

Response: The Trust responds making the requested revision.

Food Security Fund Prospectus – Summary Section – Principal Investment Strategies

2.Staff Comment: The Staff notes that the initial response defined “Food Security Companies” using an objective test of “35% of its assets invested in or 35% of its revenues derived from the production, distribution, or delivery of food, or companies that each invest at least 35% of its capital expenditures (either currently or announced future capital expenditures) in technology and tools necessary to support the global food security.” Please consider revising the objective test to reflect a 50% threshold rather than a 35% threshold.

Response: The Trust responds making the requested revision.

Mental Health Fund Prospectus – Summary Section – Principal Investment Strategies

3.Staff Comment: The Staff notes that the initial response defined “Mental Health Companies” using an objective test of “at least 35% of assets or revenues tied to products and services used in the treatment, prevention, or diagnosis of long-term mental health disorders[.]” Please consider revising the objective test to reflect a 50% threshold rather than a 35% threshold.

Response: The Trust responds making the requested revision.

4.Staff Comment: The Staff notes that the Fund’s proposed revisions to the disclosure still states that it may invest in securities of companies that involve “medical psychedelics for potential use in the treatment of mental illnesses.” The Staff notes that investments in such companies through the use of ADRs does not cure the need for a legality opinion regarding the Fund’s compliance with state and federal law arising from its investments in medical psychedelics. Please file the requested opinion or otherwise remove reference to medical psychedelics throughout the Prospectus and SAI.

Response: The Trust responds supplementally confirming that the Fund will not invest in companies involved in medical psychedelics and that it will remove the applicable disclosure from the Prospectus and SAI.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 516-1652.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP